Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                               November 15, 2018



Frank Buda
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street, N.E.
Washington, D.C. 20549


      Re:                           FT 7721
           Municipal Income and Dividend Growers Portfolio, Series 16
                                 (the "Trust")
                      CIK No. 1752418 File No. 333-227828
--------------------------------------------------------------------------------


Dear Mr. Buda:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio Objective

      1. PLEASE REVISE THE 80 PERCENT POLICY TO STATE THAT THE TRUST WILL INVEST AT LEAST 80 PERCENT OF ITS ASSETS IN DIVIDEND-PAYING SECURITIES AND MUNICIPAL SECURITIES, THE INCOME FROM WHICH IS TAX-EXEMPT.

      Response: The disclosure has been revised as follows;

      "Under normal circumstances, the Trust will invest at least 80% of its assets in dividend-paying securities and municipal securities, the income from which is tax-exempt."

      2. THE LAST SENTENCE OF THE MUNICIPAL BOND BASICS PARAGRAPH STATES "IT IS IMPORTANT TO NOTE THAT CERTAIN DISTRIBUTIONS PAID BY CERTAIN FUNDS HELD IN THE PORTFOLIO MAY BE SUBJECT TO FEDERAL INCOME TAXES AND MAY BE SUBJECT TO THE ALTERNATIVE MINIMUM TAX." PLEASE REVISE THIS DISCLOSURE INTO TWO SEPARATE STATEMENTS TO NOTE THAT (1) CERTAIN OF THE TRUST'S INVESTMENTS IN MUNICIPAL SECURITIES MAY BE SUBJECT TO THE ALTERNATIVE MINIMUM TAX, AND (2) CERTAIN DISTRIBUTIONS FROM THE TRUST'S NON-MUNICIPAL INVESTMENTS MAY BE SUBJECT TO FEDERAL INCOME TAXES.

      Response: The disclosure has been revised as follows:

      "It is important to note that certain of the Trust's investments in municipal securities may be subject to the alternative minimum tax. In addition, distributions from the Trust's non-municipal investments and municipal investments which are not tax-exempt will be subject to federal income taxes. "

      3. PLEASE ADD THE FOLLOWING TWO SENTENCES TO THE COVER PAGE OF THE FILING:
"THE TRUST INVESTS IN BOTH MUNICIPAL BONDS AND DIVIDEND PAYING SECURITIES. TO THE EXTENT THAT DISTRIBUTIONS FROM THE TRUST ARE ATTRIBUTABLE TO INCOME FROM DIVIDEND PAYING SECURITIES, THOSE DISTRIBUTIONS WILL BE TAXABLE."

      Response: The following disclosure has been added to the cover page of the Trust's prospectus:

      "The Trust invests in both municipal securities and dividend-paying securities. To the extent that distributions from the Trust are attributable to income from dividend-paying securities and municipal securities which are not tax-exempt, those distributions will be taxable."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 835-3721.

                                                   Very truly yours,

                                                   CHAPMAN AND CUTLER LLP


                                                   By  /s/ Daniel J. Fallon
                                                       _________________________
                                                           Daniel J. Fallon

Enclosures